UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 10, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the following legal entity financial information for the year ended 31 December 2016, which appears immediately following this page:

1. UBS Switzerland AG standalone financial statements for the year ended 31 December 2016

2. UBS Limited standalone financial and regulatory information for the financial year 2016

3. UBS Americas Holding LLC consolidated selected financial information for the financial year 2016

UBS Switzerland AG

Standalone financial statements and regulatory information
for the year ended 31 December 2016

Table of contents

1	UBS Switzerland AG standalone financial statements (audited)

19	UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone financial statements (audited)

Income statement
		For the year ended		% change from
CHF million	Note	31.12.16	31.12.15¹	31.12.15¹
Interest and discount income²˒⁴		3,795	2,963	28
Interest and dividend income from trading portfolio		1	0
Interest and dividend income from financial investments		94	54	74
Interest expense³		(467)	(533)	(12)
Gross interest income		3,423	2,484	38
Credit loss (expense) / recovery		6	(4)
Net interest income		3,429	2,480	38
Fee and commission income from securities and investment business		3,272	2,642	24
Credit-related fees and commissions		156	116	34
Other fee and commission income		712	524	36
Fee and commission expense		(359)	(281)	28
Net fee and commission income		3,782	3,001	26
Net trading income⁴	3	805	735	10
Net income from disposal of financial investments		159	11
Dividend income from investments in subsidiaries and other participations		28	30	(7)
Income from real estate holdings		(1)	0
Sundry ordinary income		198	103	92
Sundry ordinary expenses		(58)	(66)	(12)
Other income from ordinary activities		326	79	313
Total operating income		8,341	6,295	33
Personnel expenses	4	2,109	1,608	31
General and administrative expenses	5	3,469	2,583	34
Subtotal operating expenses		5,578	4,192	33
Depreciation and impairment of property, equipment and software		12	11	9
Amortization and impairment of goodwill and other intangible assets		1,050	788	33
Changes in provisions and other allowances and losses		5	15	(67)
Total operating expenses		6,644	5,005	33
Operating profit		1,697	1,290	32
Extraordinary income		0	0
Extraordinary expenses		0	0
Tax expense / (benefit)	6	384	222	73
Net profit / (loss)		1,313	1,068	23

1 The financial year ended 31 December 2015 covers the period 1 April 2015 to 31 December 2015. Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information.    2 Interest and discount income includes negative interest income on financial assets of CHF 111 million and CHF 25 million for the years ended 31 December 2016 and 31 December 2015, respectively.    3 Interest expense includes negative interest expense on financial liabilities of CHF 136 million and CHF 74 million for the years ended 31 December 2016 and 31 December 2015, respectively.    4 From 2016, the difference between forward rates and spot rates on certain short duration foreign exchange derivative contracts which are part of economic hedge relationships (CHF 280 million) is presented in Interest and discount income. For 2015, the comparative amount of CHF 205 million is presented in Net trading income.

Balance sheet
				% change from
CHF million	Note	31.12.16	31.12.15	31.12.15

Assets
Cash and balances with central banks		44,528	38,701	15
Due from banks		4,355	3,477	25
Receivables from securities financing transactions	7	25,930	23,672	10
of which: cash collateral on securities borrowed		6,657	7,414	(10)
of which: reverse repurchase agreements		19,273	16,258	19
Due from customers	8, 9	38,168	38,373	(1)
Mortgage loans	8, 9	146,061	148,492	(2)
Trading portfolio assets	10	1,673	1,736	(4)
Positive replacement values	11	2,133	2,274	(6)
Financial investments	12	27,002	22,878	18
Accrued income and prepaid expenses		264	237	11
Investments in subsidiaries and other participations		56	42	33
Property, equipment and software		19	15	27
Goodwill and other intangible assets		3,413	4,463	(24)
Other assets	13	893	817	9
Total assets		294,497	285,176	3

Liabilities
Due to banks		13,248	19,280	(31)
Payables from securities financing transactions	7	6,903	8,997	(23)
of which: cash collateral on securities lent		1,518	2,493	(39)
of which: repurchase agreements		5,385	6,505	(17)
Due to customers		248,796	231,294	8
Trading portfolio liabilities	10	154	128	20
Negative replacement values	11	1,212	1,092	11
Bonds issued		8,331	8,274	1
Accrued expenses and deferred income		929	822	13
Other liabilities	13	1,276	963	33
Provisions	9	186	179	4
Total liabilities		281,034	271,027	4

Equity
Share capital	16	10	10	0
General reserve		12,139	13,072	(7)
of which: statutory capital reserve		12,139	13,072	(7)
of which: capital contribution reserve		12,139	13,072	(7)
Voluntary earnings reserve		0	0
Net profit / (loss) for the period		1,313	1,068	23
Total equity		13,463	14,149	(5)
Total liabilities and equity		294,497	285,176	3
of which: subordinated liabilities		4,521	4,020	12
of which: subject to mandatory conversion and / or debt waiver		4,521	4,020	12

UBS Switzerland AG standalone financial statements (audited)

Balance sheet (continued)
			% change from
CHF million	31.12.16	31.12.15	31.12.15

Off-balance sheet items
Contingent liabilities, gross	9,608	8,784	9
Sub-participations	(976)	(854)	14
Contingent liabilities, net	8,632	7,930	9
of which: guarantees to third parties related to subsidiaries	7	9	(22)
of which: credit guarantees and similar instruments	3,180	3,313	(4)
of which: performance guarantees and similar instruments	2,442	2,318	5
of which: documentary credits	3,002	2,291	31
Irrevocable commitments, gross	8,780	7,982	10
Sub-participations	(2)	0
Irrevocable commitments, net	8,778	7,982	10
of which: loan commitments	7,906	7,117	11
of which: payment commitment related to deposit insurance	872	865	1
Liabilities for calls on shares and other equity instruments	43	37	16

Off-balance sheet items

UBS Switzerland AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Swiss deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The Swiss Financial Market Supervisory Authority (FINMA) estimates the share of UBS Switzerland AG from 1 July 2016 to 30 June 2017 to be CHF 872 million, which is reflected in the table above.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, which were transferred to UBS Switzerland AG.

Similarly, under the terms of the asset transfer agreement UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. UBS Switzerland AG has no liability for new obligations incurred by UBS AG after the asset transfer date. Under certain circumstances, the Swiss Banking Act and the Bank Insolvency Ordinance of FINMA authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank. The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 31 December 2016, the joint liability of UBS Switzerland AG for contractual obligations of UBS AG amounted to CHF 91 billion compared with CHF 136 billion as of December 2015.

As of 31 December 2016, the probability of an outflow under this joint and several liability was assessed to be remote, and as a result, the table above does not include any exposures arising under this joint and several liability.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of the UBS Group AG Annual Report 2015 for more information

Statement of changes in equity
CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve	Net profit / (loss) for the period	Total equity
Balance as of 1 January 2016	10	13,072	0	1,068	14,149
Dividends and other distributions		(932)	(1,068)		(2,000)
Net profit / (loss) appropriation			1,068	(1,068)	0
Net profit / (loss) for the period				1,313	1,313
Balance as of 31 December 2016	10	12,139	0	1,313	13,463

In December 2016, an extraordinary dividend of CHF 2 billion was paid out of the voluntary earnings reserve (CHF 1,068 million) and statutory capital reserve (CHF 932 million) to UBS AG.

Statement of appropriation of retained earnings

Proposed appropriation of retained earnings

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 21 April 2017 approve the following appropriation of retained earnings.

For the year ended
CHF million	31.12.16
Net profit for the period	1,313
Retained earnings carried forward	0
Total retained earnings available for appropriation	1,313

Proposed appropriation of retained earnings
Dividend distribution	(191)
Appropriation to voluntary earnings reserve	(1,122)
Retained earnings carried forward	0

UBS Switzerland AG standalone financial statements (audited)

Note 1  Name, legal form and registered office

UBS Switzerland AG is incorporated and domiciled in Switzerland. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland AG operates under the Swiss Code of Obligations and Swiss federal banking law as a corporation limited by shares (Aktiengesellschaft), a corporation that has issued shares of common stock to investors. UBS Switzerland AG is 100% owned by UBS AG.

Note 2  Accounting policies

UBS Switzerland AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and Banking Ordinance) and represent "reliable assessment statutory single-entity financial statements". The accounting policies are principally the same as for the consolidated financial statements of UBS Group AG outlined in Note 1 to the consolidated financial statements of UBS Group AG included in the UBS Group AG Annual Report 2016. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 36 to the consolidated financial statements of UBS Group AG. The significant accounting policies applied for the standalone financial statements of UBS Switzerland AG are discussed below.

→   Refer to the UBS Group AG Annual Report 2016 for more information

Risk management

UBS Switzerland AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG Annual Report 2016.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1 and 12 to the consolidated financial statements of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2016 for more information

Compensation policy

The compensation structure and processes of UBS Switzerland AG conform to the compensation principles and framework of UBS Group AG. For detailed information refer to the Compensation Report of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2016 for more information

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into Swiss francs using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Switzerland AG are provided in Note 34 to the consolidated financial statements of UBS Group AG.

→   Refer to the UBS Group AG Annual Report 2016 for more information

Goodwill

As part of the business transfer, mainly of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, from UBS AG effective 1 April 2015, UBS Switzerland AG recognized goodwill of CHF 5,250 million. This goodwill is amortized on a straight-line basis over five years and assessed for impairment annually.

Deferred taxes

Deferred tax assets are not recognized in UBS Switzerland AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Note 2  Accounting policies (continued)

Services provided to and received from subsidiaries, affiliated entities, UBS AG and UBS Group AG

Services provided to and received from UBS Group AG or any of its subsidiaries are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS Switzerland AG and UBS Group AG or any of its subsidiaries contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business, Other fee and commission income, Fee and commission expense, Net trading income or  General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→   Refer to Note 5 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS Switzerland AG has elected to apply Swiss GAAP (FER 16) for its pension plan. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS Switzerland AG arises from the pension fund and is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS Switzerland AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

→   Refer to Note 17 for more information

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or restructuring of the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Dispensations in the standalone financial statements

As UBS Switzerland AG has no listed shares outstanding and is within the scope of the UBS Group AG consolidated financial statements prepared in accordance with IFRS, UBS Switzerland AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as various note disclosures.

UBS Switzerland AG standalone financial statements (audited)

Note 3a  Net trading income by business

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Wealth Management	399	280	43
Personal & Corporate Banking	381	248	54
Other business divisions and Corporate Center	24	206	(88)
Total net trading income	805	735	10

Note 3b  Net trading income by underlying risk category

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Interest rate instruments (including funds)	(4)	123
Foreign exchange instruments	778	571	36
Equity instruments (including funds)	7	11	(36)
Credit instruments	6	7	(14)
Precious metal / commodities	17	22	(23)
Total net trading income	805	735	10

Note 4  Personnel expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Salaries	1,299	976	33
Variable compensation – performance awards	392	314	25
Variable compensation – other	23	14	64
Contractors	3	3	0
Social security	105	80	31
Pension and other post-employment benefit plans	242	181	34
Other personnel expenses	45	41	10
Total personnel expenses	2,109	1,608	31

Note 5  General and administrative expenses

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Occupancy	2	2	0
Rent and maintenance of IT equipment	9	5	80
Communication and market data services	29	23	26
Administration	2,927	2,182	34
of which: hard cost transfers paid¹	2,817	2,097	34
Marketing and public relations	177	148	20
Travel and entertainment	97	75	29
Fees to audit firms	7	2	250
of which: financial and regulatory audits	7	1	600
of which: audit-related services	0	0
Other professional fees	102	69	48
Outsourcing of IT and other services	120	78	54
Total general and administrative expenses	3,469	2,583	34
1 Represents expenses for services provided by UBS Group AG and subsidiaries in the UBS Group to UBS Switzerland AG.

Note 6  Taxes

	For the year ended		% change from
CHF million	31.12.16	31.12.15	31.12.15
Income tax expense / (benefit)	350	199	76
of which: current	350	199	76
of which: deferred	0	0
Capital tax	34	23	48
Total tax expense / (benefit)	384	222	73

For the full year 2016, the weighted average tax rate, defined as the income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was 21.0% (2015: 15.7%).

Note 7  Securities financing transactions

CHF billion	31.12.16	31.12.15

On-balance sheet
Receivables from securities financing transactions, gross	26.1	24.4
Netting of securities financing transactions	(0.2)	(0.8)
Receivables from securities financing transactions, net	25.9	23.7
Payables from securities financing transactions, gross	7.1	9.8
Netting of securities financing transactions	(0.2)	(0.8)
Payables from securities financing transactions, net	6.9	9.0

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	121.9	118.1
of which: repledged	100.4	102.9
of which: sold in connection with short sale transactions	0.2	0.1

UBS Switzerland AG standalone financial statements (audited)

Note 8a  Collateral for loans and off-balance sheet transactions

	31.12.16					31.12.15
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements²			Secured by collateral		Secured by other credit enhancements²
CHF million	Real estate	Other collateral¹				Real estate	Other collateral¹

On-balance sheet
Due from customers, gross	1,506	25,890	1,519	9,713	38,627	1,301	27,589	1,462	8,533	38,885
Mortgage loans, gross	146,095				146,095	148,514				148,514
of which: residential mortgages	126,442				126,442	127,252				127,252
of which: office and business premises mortgages	6,975				6,975	7,908				7,908
of which: industrial premises mortgages	2,890				2,890	3,170				3,170
of which: other mortgages	9,788				9,788	10,184				10,184
Total on-balance sheet, gross	147,600	25,890	1,519	9,713	184,722	149,815	27,589	1,462	8,533	187,400
Allowances	(36)	(71)	(53)	(332)	(492)	(28)	(73)	(57)	(376)	(534)
Total on-balance sheet, net	147,564	25,819	1,465	9,382	184,229	149,787	27,517	1,405	8,157	186,865

Off-balance sheet
Contingent liabilities, gross	184	2,481	1,112	5,831	9,608	175	2,452	1,033	5,125	8,784
Irrevocable commitments, gross	606	528	83	7,562	8,780	1,251	82	304	6,345	7,982
Liabilities for calls on shares and other equities			0	43	43			0	37	37
Total off-balance sheet	790	3,009	1,196	13,436	18,430	1,425	2,535	1,336	11,507	16,804
1 Includes but not limited to deposits, securities, life insurance contracts, inventory, accounts receivable, patents and copyrights. 2 Includes credit default swaps and guarantees.

Note 8b  Impaired financial instruments

	31.12.16				31.12.15
CHF million	Gross impaired financial instruments	Allowances and provisions¹	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions¹	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from banks	3	3	0	0	3	3	0	0
Amounts due from customers	649	464	12	174	702	512	22	168
Mortgage loans	146	29	110	7	185	22	137	26
Guarantees and loan commitments	236	41	10	185	275	31	4	239
Total impaired financial instruments	1,034	536	132	366	1,164	568	163	433
1 Includes CHF 5 million collective loan loss allowances (December 2015: CHF 4 million).

Note 9a  Allowances

CHF million	Balance as of 31.12.15	Increase recognized in the income statement	Release recognized in the income statement	Write-offs	Recoveries and past due interest	Reclassifications	Foreign currency translation	Balance as of 31.12.16
Specific allowances for amounts due from customers and mortgage loans	530	113	(120)	(53)	25	(10)	1	488
Specific allowances for amounts due from banks	3	0	0	0	0	0	0	3
Collective allowances¹	4	1	0	0	0	0	0	5
Total allowances	537	114	(120)	(53)	25	(10)	1	495
1 Mainly relates to amounts due from customers.

Note 9b  Provisions

CHF million	Balance as of 31.12.15	Increase recognized in the income statement	Release recognized in the income statement	Provisions used in conformity with designated purpose	Recoveries	Reclassifica- tions	Balance as of 31.12.16
Default risk related to loan commitments and guarantees	31	4	(4)	0	0	10	41
Operational risks	3	1	(1)	0	0	0	3
Litigation, regulatory and similar matters¹	96	11	(8)	(21)	2	0	79
Restructuring	13	59	(7)	(33)	0	0	32
Employee benefits	27	0	(8)	0	0	0	19
Other	8	4	(1)	(1)	0	0	10
Total provisions	179	79	(28)	(56)	2	10	186
1 Includes provisions for litigation resulting from security risks.

Note 10  Trading portfolio and other financial instruments measured at fair value

CHF million	31.12.16	31.12.15

Assets
Trading portfolio assets	1,673	1,736
of which: debt instruments¹	9	2
of which: listed	5	1
of which: equity instruments	20	7
of which: precious metals and other physical commodities	1,645	1,728
Total assets measured at fair value	1,673	1,736
of which: fair value derived using a valuation model	23	6
of which: securities eligible for repurchase transactions in accordance with liquidity regulations²	3	0

Liabilities
Trading portfolio liabilities	154	128
of which: debt instruments¹	106	64
of which: listed	87	61
of which: equity instruments	48	64
Total liabilities measured at fair value	154	128
of which: fair value derived using a valuation model	130	89
1 Includes money market paper. 2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

UBS Switzerland AG standalone financial statements (audited)

Note 11  Derivative instruments

	31.12.16			31.12.15
CHF million, except where indicated	PRV²	NRV³	Total notional values (CHF billion)	PRV²	NRV³	Total notional values (CHF billion)
Interest rate contracts
Forwards¹	26	30	10	13	19	5
Swaps	2,776	2,563	189	3,393	3,099	213
of which: designated in hedge accounting relationships	977	404	37	1,022	382	44
Over-the-counter (OTC) options	84	80	5	81	78	3
Total	2,886	2,673	203	3,488	3,196	222
Foreign exchange contracts
Forwards	563	547	41	551	517	42
Interest and currency swaps	846	595	104	876	819	127
Over-the-counter (OTC) options	332	332	28	245	244	31
Total	1,742	1,473	172	1,672	1,580	200
Equity / index contracts
Forwards	26	26	4	18	21	3
Swaps	1	1	0	2	2	0
Over-the-counter (OTC) options	291	291	4	323	323	7
Exchange-traded options	255	255		281	281	0
Total	574	574	8	625	627	10
Credit derivative contracts
Credit default swaps	1	7	0	7	10	1
Total	1	7	0	7	10	1
Commodity, precious metals and other contracts
Forwards	16	15	1	15	14	1
Swaps	45	45	2	51	51	2
Over-the-counter (OTC) options	195	195	7	176	176	6
Total	256	255	10	242	241	9
Total before netting	5,458	4,982	394	6,033	5,655	441
of which: trading derivatives	4,481	4,578		5,011	5,273
of which: fair value derived using a valuation model	4,432	4,532		4,968	5,223
of which: derivatives designated in hedge accounting relationships	977	404		1,022	382
of which: fair value derived using a valuation model	977	404		1,022	382
Netting with cash collateral payables / receivables		(445)			(804)
Replacement value netting	(3,325)	(3,325)		(3,759)	(3,759)
Total after netting	2,133	1,212		2,274	1,092
of which: with bank and broker-dealer counterparties	112	259		80	259
of which: other client counterparties	2,021	954		2,194	833
1 Includes forward rate agreements. 2 PRV: positive replacement values. 3 NRV: negative replacement values.

Note 12a  Financial investments by instrument type

	31.12.16		31.12.15
CHF million	Carrying value	Fair value	Carrying value	Fair value
Debt instruments	26,943	26,803	22,849	22,875
of which: held to maturity	8,762	8,595	0	0
of which: available for sale	18,181	18,208	22,849	22,875
Equity instruments	18	18	0	0
Property	42	42	29	29
Total financial investments	27,002	26,863	22,878	22,904
of which: securities eligible for repurchase transactions in accordance with liquidity regulations¹	26,666	26,526	22,849	22,875
1 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank (SNB) or other central banks.

Note 12b  Financial investments by counterparty rating – debt instruments

CHF million	31.12.16	31.12.15
Internal UBS rating¹
0–1	23,883	22,321
2–3	3,060	528
4–5	0	0
6–8	0	0
9–13	0	0
Non-rated	0	0
Total financial investments – debt instruments	26,943	22,849
1 Refer to Note 15 for more information.

Note 13a  Other assets

CHF million	31.12.16	31.12.15
Deferral position for hedging instruments	95	349
Settlement and clearing accounts	292	101
VAT and other indirect tax receivables	27	33
Other	478	334
of which: other receivables from UBS Group AG and subsidiaries in the UBS Group	417	293
Total other assets	893	817

Note 13b  Other liabilities

CHF million	31.12.16	31.12.15
Settlement and clearing accounts	593	338
VAT and other indirect tax payables	112	115
Other	571	510
of which: other payables to UBS Group AG and subsidiaries in the UBS Group	333	323
Total other liabilities	1,276	963

Note 14  Pledged assets1

	31.12.16		31.12.15
CHF million	Carrying value of pledged assets	Effective commitment	Carrying value of pledged assets	Effective commitment
Mortgage loans²	19,887	14,138	24,980	16,235
Total pledged assets	19,887	14,138	24,980	16,235

1 Excluding securities financing transactions. Refer to Note 7 for more information on securities financing transactions.    2 These pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately CHF 1.9 billion as of 31 December 2016 (approximately CHF 4.4 billion as of 31 December 2015) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.

UBS Switzerland AG standalone financial statements (audited)

Note 15  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheets assets.

→   Refer to the “Risk management and control” section of the UBS Group AG Annual Report 2016 for more information

						31.12.16		31.12.15
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	44,870	15	40,924	14
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	15,916	5	14,884	5
	3		A1 to A3	A+ to A–	A+ to AA–	2,423	1	5,906	2
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	2,886	1	2,518	1
	5		Baa3	BBB–	BBB–	1,837	1	1,248	0
High risk	6	Sub-investment grade	Ba1	BB+	BB+	1,327	0	884	0
	7		Ba2	BB	BB	410	0	17	0
	8		Ba3	BB–	BB–	61	0	16	0
	9		B1	B+	B+	91	0	53	0
Very high risk	10		B2	B	B	802	0	39	0
	11		B3	B–	B–	271	0	99	0
	12		Caa	CCC	CCC	123	0	144	0
	13		Ca to C	CC to C	CC to C	41	0	33	0
Distressed	Default	Defaulted	D	D	D	1	0	0	0
Subtotal						71,056	24	66,767	23
Switzerland						223,440	76	218,410	77
Total assets						294,497	100	285,176	100

Note 16a  Share capital

	31.12.16			31.12.15
	Par value in CHF	Number of shares	of which: dividend bearing	Par value in CHF	Number of shares	of which: dividend bearing
Share capital¹	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
of which: shares outstanding	10,000,000	100,000,000	100,000,000	10,000,000	100,000,000	100,000,000
1 Registered shares issued.

UBS Switzerland AG’s share capital is fully paid up. Each share has a par value of CHF 0.10 and entitles the holder to one vote at the UBS Switzerland AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS Switzerland AG does not apply any restrictions or limitations on the transferability of shares.

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS Switzerland AG, amounting to CHF 5 million as of 31 December 2016.

Note 16b  Significant shareholders

The sole direct shareholder of UBS Switzerland AG is UBS AG, which holds 100% of UBS Switzerland AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include UBS Group AG, which holds 100% of UBS AG shares. Included in the table below are also direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2016 or as of 31 December 2015.

The shares and share capital of UBS Switzerland AG held by indirect shareholders represent their relative holding of UBS Group AG shares.

→   Refer to Note 23 to the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2016 for more information on significant shareholders of UBS Group AG

	31.12.16		31.12.15
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG	10	100	10	100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG	10	100	10	100
Chase Nominees Ltd., London	1	9	1	9
GIC Private Limited, Singapore			1	6
DTC (Cede & Co.), New York¹	1	7	1	6
Nortrust Nominees Ltd., London	0	4	0	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company”is a US securities clearing organization.

Note 17  Swiss pension plan

a) Liabilities related to Swiss pension plan
CHF million	31.12.16	31.12.15
Provision for Swiss pension plan	0	0
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	216	262
UBS derivative financial instruments held by Swiss pension fund	46	27
Total liabilities related to Swiss pension plan	262	289

b) Swiss pension plan
	As of or for the year ended
CHF million	31.12.16	31.12.15
Pension plan surplus¹	2,458	2,264
Economic benefit / (obligation) of UBS Switzerland AG	0	0
Change in economic benefit / obligation recognized in the income statement	0	0
Employer contributions in the period recognized in the income statement	211	158
Performance awards-related employer contributions accrued	31	24
Total pension expense recognized in the income statement within Personnel expenses	241	181

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS Switzerland AG in accordance with FER 16 both as of 31 December 2016 and 31 December 2015.

The Swiss pension plan had no employer contribution reserve both as of 31 December 2016 and 31 December 2015.

Note 18  Share-based compensation

UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.

→   Refer to Note 27 to the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2016 for more information

UBS Switzerland AG standalone financial statements (audited)

Note 19  Related parties

Transactions with related parties are conducted at internally agreed transfer prices or at arm’s length, or with respect to loans, fixed advances and mortgages to non-independent members of the Board of Directors and Group Executive Board members on the same terms and conditions that are available to other employees.

	31.12.16		31.12.15
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders¹	18,037	15,771	11,232	21,683
of which: due from / to banks	925	8,356	743	13,881
of which: receivables / payables from securities financing transactions	16,551	5,133	9,958	5,760
of which: due from / to customers	67	1,692	169	1,442
Subsidiaries²	56	1,831	35	380
of which: due from / to customers	53	1,831	30	380
Affiliated entities³	384	1,057	1,239	2,232
of which: due from / to banks	211	587	318	629
of which: receivables / payables from securities financing transactions	0	0	372	786
of which: due from / to customers	72	350	78	328
Members of governing bodies⁴	48		39
External auditors		1		1
Other related parties⁵	465		468

1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.    2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, Topcard Service AG and UBS Hypotheken AG.    3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG including subsidiaries of UBS AG.    4 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and UBS AG and members of the Board of Directors and Executive Board of UBS Switzerland AG.     5 Primarily relates to SIX Group AG, in which UBS AG has a 17.3% equity interest.

Note 20  Fiduciary transactions

CHF million	31.12.16	31.12.15
Fiduciary deposits	15,719	13,210
of which: placed with third-party banks	9,757	7,246
of which: placed with subsidiaries and affiliated entities	5,962	5,964
Total fiduciary transactions	15,719	13,210

Fiduciary transactions encompass transactions entered into or granted by UBS Switzerland AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS Switzerland AG’s balance sheet and income statement, but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently placed within UBS Switzerland AG. In such cases, these deposits are not reported in the table above.

Note 21a  Invested assets and net new money

	For the year ended
CHF billion	31.12.16	31.12.15
Fund assets managed	0	0
Discretionary assets	88	88
Other invested assets	447	444
Total invested assets	535	532
of which: double count	0	0
Net new money	(3.5)	(17.3)

Note 21b  Development of invested assets

	For the year ended
CHF billion	31.12.16	31.12.15
Total invested assets at the beginning of the year	532	557
Net new money	(4)	(17)
Market movements¹	9	(17)
Foreign currency translation	(2)	9
Other effects	(1)	0
of which: acquisitions / (divestments)	(1)	0
Total invested assets at the end of the year²	535	532
1 Includes interest and dividend income. 2 As of 31 December 2016 and 31 December 2015 there were no invested assets double counts.

→   Refer to Note 33 to the UBS Group AG consolidated financial statements in the UBS Group AG Annual Report 2016 for more information

UBS Switzerland AG standalone financial statements (audited)

Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Switzerland AG, Zurich

Basel, 9 March 2017

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Switzerland AG, which comprise the balance sheet, income statement and notes (pages 1 to 16), for the year ended 31 December 2016.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended 31 December 2016 comply with Swiss law and the company's articles of incorporation.

UBS Switzerland AG standalone financial statements (audited)

UBS Switzerland AG standalone
regulatory information

UBS Switzerland AG standalone
regulatory information

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. In May 2016, the Swiss Federal Council adopted amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework, which became effective on 1 July 2016.

As of 31 December 2016, the phase-in going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 11.19% and 3.0%, respectively. The gone concern requirements on a phase-in basis were 3.5% for the RWA-based requirement and 1.0% for the LRD-based requirement.

Swiss SRB going and gone concern requirements and information¹
As of 31.12.16	Swiss SRB including transitional arrangements (phase-in)				Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	Risk-weighted assets		Leverage ratio denominator		Risk-weighted assets		Leverage ratio denominator

Required loss-absorbing capacity	in %²		in %		in %		in %
Common equity tier 1 capital	8.56	7,989	2.30	7,051	10.44	9,738	3.50	10,731
of which: minimum capital	6.18	5,760	2.30	7,051	4.50	4,198	1.50	4,599
of which: buffer capital	1.95	1,819			5.50	5,130	2.00	6,132
of which: countercyclical buffer³	0.44	410			0.44	410
Maximum additional tier 1 capital	2.63	2,449	0.70	2,146	4.30	4,011	1.50	4,599
of which: high-trigger loss-absorbing additional tier 1 minimum capital	1.83	1,702	0.70	2,146	3.50	3,265	1.50	4,599
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	746			0.80	746
Total going concern capital	11.19	10,438	3.00	9,198	14.74⁴	13,749	5.00⁴	15,329
Base gone concern requirement	3.50	3,265	1.00	3,066	14.30⁴	13,339	5.00⁴	15,329
Total gone concern loss-absorbing capacity	3.50	3,265	1.00	3,066	14.30	13,339	5.00	15,329
Total loss-absorbing capacity	14.69	13,702	4.00	12,263	29.04	27,088	10.00	30,659

Eligible loss-absorbing capacity
Common equity tier 1 capital	11.17	10,416	3.40	10,416	11.17	10,416	3.40	10,416
High-trigger loss-absorbing additional tier 1 capital	1.32	1,235	0.40	1,235	2.14	2,000	0.65	2,000
of which: high-trigger loss-absorbing additional tier 1 capital	1.32	1,235	0.40	1,235	2.14	2,000	0.65	2,000
Total going concern capital	12.49	11,651	3.80	11,651	13.31	12,416	4.05	12,416
Gone concern loss-absorbing capacity	3.50	3,265	1.06	3,265	2.68	2,500	0.82	2,500
of which: high-trigger loss-absorbing additional tier 1 capital	0.82	765	0.25	765
of which: low-trigger loss-absorbing tier 2 capital	2.68	2,500	0.82	2,500	2.68	2,500	0.82	2,500
Total gone concern loss-absorbing capacity	3.50	3,265	1.06	3,265	2.68	2,500	0.82	2,500
Total loss-absorbing capacity	15.99	14,916	4.87	14,916	15.99	14,916	4.87	14,916

1 This table does not include the effect of any potential gone concern requirement rebate.    2 The total capital ratio requirement of 14.69% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer requirements of 0.44%, of which 10% plus the effect of countercyclical buffer requirements must be satisfied with common equity tier 1 capital. The FINMA total capital requirement will be effective until it is exceeded by the Swiss SRB phase-in requirement.    3 Going concern capital ratio requirements as of 31 December 2016 include countercyclical buffer requirements of 0.44% for the phase-in and fully applied requirement.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.

UBS Switzerland AG standalone regulatory information

Swiss SRB loss-absorbing capacity

Current and former Swiss SRB going and gone concern information
	Swiss SRB including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)	Former Swiss SRB (phase-in)
CHF million, except where indicated	31.12.16	31.12.16	31.12.15

Common equity tier 1 capital	10,416	10,416	10,468
High-trigger loss-absorbing additional tier 1 capital	1,235¹	2,000	1,500
Total tier 1 capital	11,651	12,416	11,968
Low-trigger loss-absorbing tier 2 capital			2,500
Total going concern capital	11,651¹	12,416
Total capital			14,468

Gone concern loss-absorbing capacity
High-trigger loss-absorbing additional tier 1 capital	765
Low-trigger loss-absorbing tier 2 capital	2,500	2,500
Total gone concern loss-absorbing capacity	3,265	2,500

Total loss-absorbing capacity
Total loss-absorbing capacity	14,916	14,916

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	93,281	93,281	95,765
Leverage ratio denominator	306,586	306,586	296,865

Capital and loss-absorbing capacity ratios (%)
Tier 1 capital ratio			12.5
Total capital ratio			15.1
Going concern capital ratio	12.5	13.3
of which: common equity tier 1 capital ratio	11.2	11.2	10.9
Gone concern loss-absorbing capacity ratio	3.5	2.7
Total loss-absorbing capacity ratio	16.0	16.0

Leverage ratios (%)
Leverage ratio			4.9
Going concern leverage ratio	3.8	4.0
of which: common equity tier 1 leverage ratio	3.4	3.4	3.5
Gone concern leverage ratio	1.1	0.8
Total loss-absorbing capacity leverage ratio	4.9	4.9

1 Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger loss-absorbing additional tier 1 capital. Outstanding low-trigger loss-absorbing tier 2 capital instruments will also remain available to meet the going concern capital requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. However, as of 31 December 2016, CHF 765 million of high-trigger loss-absorbing additional tier 1 capital as well as the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million were used to meet the gone concern requirement.

Reconciliation Swiss federal banking law equity to Swiss SRB common equity tier 1 capital
CHF billion	31.12.16	31.12.15
Equity – Swiss federal banking law¹	13.5	14.1
Deferred tax assets	0.7	0.9
Goodwill and intangible assets	(3.4)	(4.5)
Other	(0.3)	(0.1)
Common equity tier 1 capital (phase-in)	10.4	10.5

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.

Leverage ratio information

Swiss SRB leverage ratio
	Swiss SRB including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)	Former Swiss SRB (phase-in)
	31.12.16	31.12.16	31.12.15

Leverage ratio denominator (CHF billion)
Swiss GAAP total assets	294.5	294.5	285.2
Difference between Swiss GAAP and IFRS total assets	1.5	1.5	1.4
Less: derivative exposures and SFTs¹	(32.3)	(32.3)	(30.8)
On-balance sheet exposures (excluding derivative exposures and SFTs)	263.7	263.7	255.8
Derivative exposures	4.7	4.7	4.7
Securities financing transactions	26.4	26.4	24.7
Off-balance sheet items	12.0	12.0	11.9
Items deducted from Swiss SRB tier 1 capital	(0.3)	(0.3)	(0.3)
Total exposures (leverage ratio denominator)	306.6	306.6	296.9

Loss-absorbing capacity (CHF million)
Common equity tier 1 including loss-absorbing capital			14,468
Going concern capital	11,651²	12,416
of which: common equity tier 1 capital	10,416	10,416	10,468
Gone concern capital	3,265²	2,500
Total loss-absorbing capacity	14,916	14,916

Leverage ratios (%)
Leverage ratio			4.9
Going concern leverage ratio	3.8	4.0
of which: common equity tier 1 leverage ratio	3.4	3.4	3.5
Gone concern leverage ratio	1.1	0.8
Total loss-absorbing capacity leverage ratio	4.9	4.9

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.    2 Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger additional tier 1 capital. Outstanding low-trigger tier 2 capital instruments will also remain available to meet the going concern capital requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. However, as of 31 December 2016, CHF 765 million of high-trigger loss-absorbing additional tier 1 capital as well as the total low-trigger loss-absorbing tier 2 capital of CHF 2,500 million were used to meet the gone concern requirement.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.12.16	30.9.16	30.6.16	31.3.16	31.12.15
Total tier 1 capital	12,416	12,476	12,489	12,495	11,968
Total exposures (leverage ratio denominator)	306,586	315,057	313,285	309,001	296,865
BIS Basel III leverage ratio (%)	4.0	4.0	4.0	4.0	4.0

UBS Switzerland AG standalone regulatory information

Capital instruments

Capital instruments of UBS Switzerland AG - key features
Presented according to issuance date
		Share capital	Additional tier 1 capital	Tier 2 capital	Additional tier 1 capital
1	Issuer (country of incorporation; if applicable, branch)	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4
2	Unique identifier (e.g., ISIN)	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss
Regulatory treatment
4	Transitional Basel III rules (1)	Common equity tier 1 – Going concern capital	Additional tier 1 – Going concern capital	Tier 2 – Going concern capital (4)	Additional tier 1 – Going concern capital
5	Post-transitional Basel III rules (2)	Common equity tier 1 – Going concern capital	Additional tier 1 – Going concern capital	Tier 2 – Gone concern loss-absorbing capacity (4)	Additional tier 1 – Going concern capital
6	Eligible at solo / group / group&solo	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone	UBS Switzerland AG standalone
7	Instrument type	Ordinary shares	Loan (5)	Loan (5)	Loan (5)
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date) (1)	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
9	Outstanding amount (par value, million)	CHF 10.0	CHF 1,500	CHF 2,500	CHF 500
10	Accounting classification (3)	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost	Due to banks held at amortized cost	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	1 April 2015	11 March 2016
12	Perpetual or dated	–	Perpetual	Dated	Perpetual
13	Original maturity date	–	–	1 April 2025	–
14	Issuer call subject to prior supervisory approval	–	Yes	Yes	Yes
15	Optional call date, subsequent call dates, if applicable, and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Contingent call dates and redemption amount	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest
			–	Early repayment possible upon a change in progressive capital component requirement, subject to FINMA approval. Repayment amount: 101% of principal amount, together with accrued and unpaid interest	–
Coupons / dividend
17	Fixed or floating dividend / coupon	–	Floating	Floating	Floating
18	Coupon rate and any related index; frequency of payment	–	6-month CHF Libor + 370 bps per annum semi-annually	6-month CHF Libor + 200 bps per annum semi-annually	3-month CHF Libor + 459 bps per annum quarterly
19	Existence of a dividend stopper	–	No	No	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary	Mandatory	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No	No	No

Capital instruments of UBS Switzerland AG - key features (continued)
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative	Cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	–	–	–	–
25	If convertible, fully or partially	–	–	–	–
26	If convertible, conversion rate	–	–	–	–
27	If convertible, mandatory or optional conversion	–	–	–	–
28	If convertible, specify instrument type convertible into	–	–	–	–
29	If convertible, specify issuer of instrument it converts into	–	–	–	–
30	Write-down feature	–	Yes	Yes	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%	Trigger: CET1 ratio is less than 5%	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG's viability

Subject to applicable conditions.

32	If write-down, full or partial	–	Full	Full	Full
33	If write-down, permanent or temporary	–	Permanent	Permanent	Permanent
34	If temporary write-down, description of write-up mechanism	–	–	–	–
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (section 745, Swiss Civil Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as unsecured, subordinated and dated obligations

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Existence of features, which prevent full recognition under Basel III	–	–	–	–
37	If yes, specify non-compliant features	–	–	–	–

(1) Based on Swiss SRB phase-in (including transitional arrangement) requirements.    (2) Based on Swiss SRB requirements applicable as of 1.1.20.    (3) As applied in UBS Switzerland AG's financial statements under Swiss GAAP.    (4) Outstanding low-trigger loss-absorbing tier 2 capital qualifies as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    (5) Loans granted by UBS AG, Switzerland.

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum LCR of 100%.

Liquidity coverage ratio
Weighted value¹
CHF billion, except where indicated	Average 4Q16
High-quality liquid assets	75
Total net cash outflows	63
of which: cash outflows	97
of which: cash inflows	34
Liquidity coverage ratio (%)	120
1 Calculated after the application of haircuts and inflow and outflow rates.

UBS Switzerland AG standalone regulatory information

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2016 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Limited standalone
financial and regulatory information

Financial year 2016

UBS Limited standalone financial and regulatory information

Income statement
	For the year ended		% change from
GBP million	31.12.16	31.12.15	31.12.15
Interest income	377	289	30
Interest expense	(394)	(289)	36
Net interest income	(17)	0
Credit loss (expense) / recovery	(2)	2
Net fee and commission income	699	667	5
Net trading income	68	42	62
Other income	12	16	(25)
Total operating income	760	727	5
Total operating expenses	563	538	5
Operating profit before tax	197	189	4
Tax expense / (benefit)	171	(52)
Net profit	26	241	(89)

Statement of comprehensive income
	For the year ended		% change from
GBP million	31.12.16	31.12.15	31.12.15
Net profit	26	241	(89)

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available for sale
Net unrealized gains / (losses) on financial investments available for sale	0	(5)	(100)
Total other comprehensive income that may be reclassified to the income statement	0	(5)	(100)
Total comprehensive income	26	236	(89)

Balance sheet
			% change from
GBP million	31.12.16	31.12.15	31.12.15

Assets
Cash and balances with central banks	3	5	(42)
Due from banks	1,054	841	25
Cash collateral on securities borrowed	2,799	3,047	(8)
Reverse repurchase agreements	2,638	2,973	(11)
Trading portfolio assets	4,698	3,770	25
Positive replacement values	17,451	17,668	(1)
Cash collateral receivables on derivative instruments	6,490	6,027	8
Loans and advances to customers	1,054	791	33
Financial assets designated at fair value	3,931	666	490
Financial assets available for sale	123	3,163	(96)
Deferred tax asset	47	172	(73)
Other assets	333	319	4
Total assets	40,621	39,442	3

Liabilities
Due to banks	2,715	2,309	18
Cash collateral on securities lent	228	4
Repurchase agreements	3,472	4,021	(14)
Trading portfolio liabilities	5,780	4,787	21
Negative replacement values	17,904	18,040	(1)
Cash collateral payables on derivative instruments	6,153	5,966	3
Due to customers	385	230	67
Financial liabilities designated at fair value	724	728	(1)
Other liabilities	387	316	22
Total liabilities	37,748	36,400	4

Equity
Share capital	227	227	0
Share premium	2,184	2,184	0
Retained earnings	226	396	(43)
Cumulative net income recognized directly in equity, net of tax	2	1	27
Other equity instruments	235	235	0
Total equity	2,874	3,042	(6)
Total liabilities and equity	40,622	39,442	3

1

UBS Limited standalone financial and regulatory information

Basis of accounting

The financial statements of UBS Limited are prepared in accordance with the International Financial Reporting Standards (IFRS), as endorsed by the EU, and are stated in British pounds (GBP), the functional currency of the entity. UBS Limited is wholly owned by UBS AG, which is wholly owned by UBS Group AG, the ultimate parent company of the UBS Group.

This financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited. The full Annual Report and Financial Statements of UBS Limited for the year ended 31 December 2016 will be made available in April 2017 under “Disclosure for legal entities” at www.ubs.com/investors.

Capital information¹˒²˒³˒⁴
GBP million, except where indicated	31.12.16	31.12.15

Capital
Common equity tier 1 capital before adjustment	2,596	2,807
Regulatory adjustments	(244)	(239)
Common equity tier 1 capital	2,352	2,568
Additional tier 1 capital	235	235
Total tier 1 capital	2,587	2,803
Tier 2 capital	687	587
Total capital	3,274	3,390

Risk-weighted assets and leverage ratio denominator
Risk-weighted assets	11,081	12,317
Leverage ratio denominator	35,794	37,807

Capital and leverage ratios
Common equity tier 1 capital ratio (%)	21.2	20.8
Tier 1 capital ratio (%)	23.3	22.8
Total capital ratio (%)	29.5	27.5
Leverage ratio (%)	7.2	7.4

1 Capital information for UBS Limited has been prepared in accordance with Regulation (EU) No 575 / 2013 (as amended by Regulation (EU) 2015 / 62 in respect of the leverage ratio).    2 There was no local disclosure requirement for the liquidity coverage ratio as of 31 December 2016.    3 Capital information presented for 31 December 2015 is based on UBS Limited’s Pillar 3 – Supplementary Disclosures as of 31 December 2015.    4 Capital information presented for 31 December 2016 excludes 2016 net profit carried forward, which will become eligible for inclusion only after completion of the statutory audit.

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Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2016 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

3

UBS Limited standalone financial and regulatory information

UBS Americas Holding LLC consolidated
selected financial information

Financial year 2016

4

UBS Americas Holding LLC consolidated financial and regulatory information

Selected financial information¹
	For the financial year ended
USD million		31.12.16

Income statement
Net interest income (including credit loss expense / recovery)		1,216
Net fee and commission income		7,954
Net trading income		419
Other income		561
Total operating income		10,149
Personnel expenses		6,936
General and administrative expenses		2,830
Other operating expenses		257
Total operating expenses		10,022
Operating profit / (loss) before tax		127
Tax expense / (benefit)		(1,201)
Net profit / (loss)		1,328

	As of
USD million	31.12.16	31.12.15

Balance sheet
Deposits with central banks and other banks	10,576	6,713
Receivables from banks, brokers, dealers and clearing organizations	4,318	13,883
Receivables from securities financing transactions	27,378	59,446
Financial assets at fair value	17,998	8,218
Loans and other receivables from customers	50,465	49,562
Securities available for sale	6,269	5,162
Goodwill and other intangible assets	6,254	6,310
Deferred tax assets	8,962	7,689
Other assets	6,636	6,094
Total assets	138,858	163,077
Payables to banks, brokers, dealers and clearing organizations	33,121	23,262
Payables from securities financing transactions	5,449	35,359
Deposits and payables to customers	65,425	71,482
Financial liabilities at fair value	3,709	4,370
Other liabilities	6,667	9,430
Total liabilities	114,371	143,903
Total equity	24,487	19,174

1 The UBS Americas Holding LLC consolidated selected financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent financial statements under US GAAP.

Basis of accounting

The financial statements of UBS Americas Holding LLC are prepared in accordance with accounting principles generally accepted in the US (US GAAP), and are stated in US dollars (USD), the functional currency of the entity. UBS Americas Holding LLC is wholly owned by UBS AG, which is wholly owned by UBS Group AG, the ultimate parent company of the UBS Group. The financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Americas Holding LLC.

The table below provides the key regulatory capital components and capital ratios of UBS Americas Holding LLC (consolidated). This information is prepared in accordance with applicable US Basel III rules and has not been audited by the external auditors of UBS Americas Holding LLC.

Regulatory capital components and capital ratios
USD million, except where indicated	31.12.16

Capital
Common equity tier 1 capital¹	11,648
Additional tier 1 capital²	0
Tier 1 capital	11,648
Tier 2 capital	722
Total capital	12,370

Risk-weighted assets and leverage ratio denominator
Total risk-weighted assets	51,443
Leverage ratio denominator	140,174

Capital and leverage ratios (%)³
Common equity tier 1 capital ratio	22.6
Tier 1 capital ratio	22.6
Total capital ratio	24.0
Leverage ratio	8.3

1 The difference between total equity of USD 24.5 billion as of 31 December 2016 and CET 1 capital of USD 11.6 billion mainly relates to deductions for goodwill and intangible assets and deferred tax assets.    2 Additional tier 1 capital is reduced to zero by deduction of deferred tax assets attributable to net operating losses.    3 As of 31 December 2016, UBS Americas Holding LLC had a CET1 capital ratio requirement of 5.125%, a tier 1 capital ratio requirement of 6.625% and a total capital ratio requirement of 8.625%, which are the current phase-in requirements according to the applicable US Basel III rules.

1

UBS Americas Holding LLC consolidated financial and regulatory information

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2016 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner____________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

Date:  March 10, 2017

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